SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                              AXA Financial, Inc.
           (formerly known as The Equitable Companies Incorporated)
           ---------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  29444G 10 7
             -----------------------------------------------------
                                (CUSIP Number)

              Christianne Butte, Head of Central Legal Department
                            AXA, 21 Avenue Matignon
                              75008 Paris, France
                             011-331-40-75-56-38
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                August 30, 2000
             -----------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                                (Page 1 of 18)
                         (Exhibit Index is at page 14)

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  2 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             WC; AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 261,236,342 shares (including 74,740,898 shares
          EACH                   beneficially owned by subsidiaries of AXA).
       REPORTING                 See Items 4 and 5.
      PERSON WITH        ------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 261,236,342 shares (including 74,740,898 shares
                                 beneficially owned by subsidiaries of AXA).
                                 See Items 4 and 5.
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,236,342 shares (including 74,740,898 shares beneficially owned by subsidiaries of AXA). See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3% (including 74,740,898 shares beneficially owned by subsidiaries of AXA). See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            HC, CO
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  3 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Finaxa
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Possible indirect beneficial ownership of 261,236,342 shares.
        See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            HC, CO
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  4 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Assurances I.A.R.D. Mutuelle
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Possible indirect beneficial ownership of 261,236,342 shares.
        See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IC
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  5 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Assurances Vie Mutuelle
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Possible indirect beneficial ownership of 261,236,342 shares.
        See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IC
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  6 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Courtage Assurance Mutuelle
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Possible indirect beneficial ownership of 261,236,342 shares.
        See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IC
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  7 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AXA Conseil Vie Assurance Mutuelle
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Possible indirect beneficial ownership of 261,236,342 shares.
        See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IC
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  8 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Claude Bebear, as a Trustee
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             00
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 261,236,342 shares.  See Items 4 and 5.
          EACH           ------------------------------------------------------
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH        ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,236,342 shares. See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page  9 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Patrice Garnier, as a Trustee
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             00
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 261,236,342 shares.  See Items 4 and 5.
          EACH           ------------------------------------------------------
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH        ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,236,342 shares. See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D          Page  10 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Henri de Clermont-Tonnerre, as a Trustee
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             00
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Citizen of France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 261,236,342 shares.  See Items 4 and 5.
          EACH           ------------------------------------------------------
       REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON WITH        ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,236,342 shares. See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.3%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 29444G 10 7               SCHEDULE 13D           Page 11 of 18 Pages
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Lor Finance, S.A.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             France
-------------------------------------------------------------------------------

       NUMBER OF         7       SOLE VOTING POWER
         SHARES          ------------------------------------------------------
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY         ------------------------------------------------------
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING         ------------------------------------------------------
      PERSON WITH        10      SHARED DISPOSITIVE POWER
                                 28,000,000 shares. See Items 4 and 5.
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,000,000 shares.  See Items 4 and 5.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.46%.  See Items 4 and 5.
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
            CO
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 12 of 18 Pages

          This Amendment No. 7 amends and supplements the Statement on
Schedule 13D ("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees (as herein defined) of the Voting Trust (as herein defined), as amended and restated in its entirety by Amendment No. 6 to the Schedule 13D filed on December 4, 1997, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

Item 4.   Purpose of Transaction

          Item 4 is hereby amended and supplemented as follows:

(1)  The following language is inserted as the third to last paragraph of the
     Item:

          On August 30, 2000, AXA delivered a proposal (the "Proposal") to the Company offering to purchase all of the outstanding shares of Common Stock not currently owned by AXA or its affiliates. A copy of the Proposal is filed herewith as Exhibit 17 and is incorporated herein by reference. A press release relating to the Proposal was concurrently issued by AXA and is filed herewith as Exhibit 18 and incorporated herein by reference.

(3) The second to last paragraph is replaced in its entirety with the following language:

              Except as set forth in this statement or in connection with the Proposal, none of the Reporting Persons has any plan or proposals described in
Item 4(a)-(j) of Schedule 13D.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

The following exhibits are added to Item 7:

Exhibit 17            Letter relating to the Proposal
                      dated August 30, 2000

Exhibit 18            Press Release
                      dated August 30, 2000

                                                           Page 13 of 18 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         August 30, 2000


                                     AXA1/

                                       By  /s/ Gerard de la Martiniere
                                           ------------------------------------
                                           Name:   Gerard de la Martiniere
                                           Title:  Member of Management Board,
                                                   Group Executive President,
                                                   Finance Control and Strategy

--------

1 Pursuant to the Filing Agreement with respect to Schedule 13D, among AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, Alpha Assurances Vie Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, Financiere 45 and Lor Finance, S.A., Exhibit 9 to this statement on Schedule 13D, this statement on Schedule 13D is filed on behalf of each of them. Alpha Assurances Vie Mutuelle is now AXA Conseil Vie
Assurance Mutuelle. Financere 45 is no longer the beneficial owner of more than five percent of the Common Stock. Accordingly, this is the final amendment to this statement on Schedule 13D being filed on its behalf.

                                                           Page 14 of 18 Pages

                                 EXHIBIT INDEX



                                                                Sequentially
Exhibit No.                     Description                     Numbered Page
-----------                     -----------                     ---------------


Exhibit 17             Letter relating to the Proposal,                15
                            dated August 30, 2000

Exhibit 18             Press Release, dated August 30, 2000            18

                                                           Page 15 of 18 Pages

                                                                    EXHIBIT 17

                                  [AXA LOGO]


CHAIRMAN OF THE MANAGEMENT BOARD AND CEO

                                                               August 30, 2000

Board of Directors
AXA Financial, Inc.
1290 Avenue of the Americas
New York, NY 10104


Dear Ladies and Gentlemen:

On behalf of AXA, I am pleased to propose that AXA acquire all of the outstanding shares of common stock of AXA Financial, Inc. ("AXF") not currently owned by AXA or its affiliates. Under this proposal, AXF shareholders would receive consideration consisting of $32.10 in cash and
0.271 of an AXA American Depositary Share ("ADS") with a total value of $53.50 per AXF share, based on the August 29 closing price of an ADS on the New York Stock Exchange ("NYSE"). AXA also intends to make an appropriate proposal with respect to stock options held by AXF employees and agents. We believe that this proposal is a fair one that will be beneficial for AXF's public shareholders. It represents a premium of 21.8% to the average closing price of AXF on the NYSE over the last 30 trading days and 35.5% to the average closing price of AXF on the NYSE over the last 90 trading days.

Our proposal is based on successful completion of AXF's sale of its consolidated interest in Donaldson Lufkin & Jenrette to Credit Suisse on the terms set forth in the Stock Purchase Agreement dated as of August 30, 2000. In addition, our proposal is subject to the approval of a special committee of independent, unaffiliated directors of AXF, to the prompt negotiation and execution of a definitive agreement containing customary terms and conditions for a transaction of this nature and to receipt of appropriate regulatory approvals.

We wish to make clear that AXA and its subsidiaries will not sell any shares of AXF common stock in connection with this transaction and do not wish to consider or participate in any possible alternative sale of AXF common stock.

AXA is prepared to proceed expeditiously with this transaction and looks forward to meeting with members of the special committee and its advisors as soon as possible. We hope that you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal in our discretion at any time.

/s/ Henri de Castries
Henri de Castries

                   25, Avenue Matignon 75008 Paris, France.
             Telephone: +33 1 40 75 47 70. Fax: +33 1 40 75 48 11
                          Internet: http//www.axa.com

                                                           Page 16 of 18 Pages

                                                                    EXHIBIT 18

                                  [AXA LOGO]

                                 PRESS RELEASE


                                                      Paris, August 30th, 2000



            AXA FINANCIAL SELLS DONALDSON, LUFKIN & JENRETTE (DLJ)

          AXA STRENGTHENS ITS POSITION IN FINANCIAL PROTECTION IN THE
              US MARKET THROUGH AN OFFER TO BUY OUT THE MINORITY
                         SHAREHOLDING IN AXA FINANCIAL

Axa Financial sells DLJ

AXA Financial, which holds 71% of investment bank Donaldson, Lufkin & Jenrette
(DLJ), announces that an agreement has been reached with Credit Suisse Group on a proposal under which Credit Suisse Group would acquire DLJ.

The sale price of the disposal amounts to $ 90 for each DLJ share. AXA Financial will receive $ 8.1 billion (Euro 9.0 billion) : $ 5.7 billion (Euro
6.3 billion) in Credit Suisse Group shares and $ 2.4 billion (Euro 2.7 billion) in cash.

DLJ has had a strong track record during the past ten years, from which AXA Financial and AXA have benefited.

Given the evolution of its business, it appears today that the best way for DLJ to pursue its development is to partner with a large banking group, which has a major investment banking business, Credit Suisse Group.

                                                           Page 17 of 18 Pages

The transaction will allow AXA to :

o focus AXA Financial on the core Group business - financial protection (insurance and asset management),

o    increase its financial flexibility.


AXA launches an offer to buy out of the minority interests in AXA Financial
---------------------------------------------------------------------------

AXA also announces that it has made an offer to acquire the minority shareholders' interests in its subsidiary AXA Financial, in which it holds today a 60.3% interest.

Under this proposal, the minority shareholders of AXA Financial would receive, for each AXA Financial common share, $ 32.10 in cash and 0.271 AXA American Depositary Share (ADS), which corresponds to $ 53.50 per AXA Financial common share at the closing price of the AXA ADR on August 29th, 2000.

This offer is based on the successful completion of the sale of DLJ to Credit Suisse Group. It will be submitted to a special committee of independent directors of AXA Financial.

The acquisition of the minority interests in AXA Financial would allow the AXA Group to :

o increase the proportion of its earnings coming from the US life insurance and asset management,

o    develop synergies within the Group,

o    take full benefit of the future profits emerging from AXA Financial,

o be in a position to better seize external growth opportunities on the US market.

                                      * *
                                       *


    This press release is available on the AXA Group web site : www.axa.com



MEDIA RELATIONS :                             INVESTOR RELATIONS :
----------------                              -------------------

Christophe DUFRAUX : 33.1.40.75.46.74   Jad ARISS : 33.1.40.75.47.45
Emmanuelle ISNARD: 33.1.40.75.47.22     Marie-Flore BACHELIER : 33.1.40.75.49.45
                                        Anne-Karin DURANTE : 33.1.40.75.57.91



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                                                           Page 18 of 18 Pages

Important Legal Information

This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that AXA and AXA Financial will not enter into the proposed transaction or any other transaction; the costs related to this proposed transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission (the "SEC"). Neither AXA Financial nor AXA is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The structure of the proposed transaction between AXA and AXA Financial has not yet been agreed. If the agreed structure of the transaction requires the solicitation of proxies, AXA and AXA Financial will file a proxy statement/prospectus and other relevant documents concerning the business combination with the SEC. If the agreed structure of the proposed transaction involves a tender offer, then the complete details of AXA's registered exchange offer will be set forth in an exchange offer registration statement and other appropriate filings to be made with the SEC. We urge investors to read the proxy statement/prospectus, the exchange offer registration statement and any other relevant documents that may be filed with the SEC because they will contain important information.

If proxies are solicited from the AXA Financial stockholders, AXA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of AXA Financial in favor of the merger. The directors and executive officers of AXA Financial include the following: Claude Bebear, Henri De Castries, Edward D. Miller, Michael Hegarty, John S. Chalsty, Francoise Colloc'h, Claus-Michel Dill, Joseph L. Dionne, Jean-Rene Fourtou, Donald J. Greene, Anthony J. Hamilton, John T. Hartley, John H. F. Haskell, Jr., Nina Henderson, W. Edwin Jarmain, Didier Pineau-Valencienne, George J. Sella, Jr., Peter J. Tobin, Dave H. Williams, Stanley B. Tulin, Jose S. Suquet and Robert E. Garber. Collectively, as of March 1, 2000, the directors and executive officers of AXA Financial may be deemed to beneficially own less than 1% of the outstanding shares of AXA Financial common stock. Security holders of AXA Financial may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when and if it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors will be able to obtain any documents filed with the SEC relating to a proxy solicitation free of charge at the SEC's website, www.sec.gov., and any documents (excluding exhibits) filed with the SEC relating to an exchange offer from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone: (202) 942-8090, Fax: (202) 628-9001, Email:
publicinfo@sec.gov. In addition, documents filed with the SEC by AXA will be available free of charge from the General Counsel, AXA, 21 Avenue Matignon, 75008 Paris, Telephone No.: 011- 33-1-40-75-72-00. Documents filed with the SEC by AXA Financial will be available free of charge from Financial Communications, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone No.: (212) 554-1234.